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                                                                    EXHIBIT 20.1

                 CISCO SYSTEMS TO ACQUIRE WHEELGROUP CORPORATION


        SAN JOSE, Calif.--February 18, 1998--Cisco Systems, Inc. today announced it has signed a definitive agreement to acquire privately-held WheelGroup Corporation of San Antonio, Texas. WheelGroup is an innovator in network security software products.

        Under the terms of the acquisition, between 1.8 and 2.0 million shares of Cisco common stock will be exchanged for the outstanding shares and options of WheelGroup. Based upon Cisco's February 18 closing price of $65.50 the stock exchanged would have a value of approximately $124 million. In connection with the acquisition, Cisco expects a one-time charge against after-tax earnings of between $.08 and $.13 cents per share for purchased-in-process research and development expenses in the third quarter of fiscal 1998. The acquisition has been approved by the board of directors of each company and is expected to be completed by mid-March subject to various closing conditions.

CISCO INCREASES LEADERSHIP IN END-TO-END NETWORK SECURITY SOLUTIONS

        WheelGroup's software technology will extend Cisco's leadership in end-to-end network security solutions and help create a more secure environment for Cisco customers to do business on the Internet.

        WheelGroup is a leader in intrusion detection and security scanning software products. Its technology delivers a 'radar-like' intrusion detection system that operates with network routers and switches as real-time 'sensors' to identify and respond to unauthorized intrusions and hackers. WheelGroup's scanning technology identifies network security gaps throughout the enterprise and offers solutions for closing them. Cisco will refer to this new class of detection and scanning technology as "active audit."

        "Active audit" is the third element of Cisco's multi-phase security architecture. The first two phases, announced last year, focused on "identity" and "integrity" of the network.

        WheelGroup was founded in 1995. The majority of the company's 75 employees will remain in their current offices in San Antonio, TX.

ABOUT CISCO SYSTEMS

        Cisco Systems, Inc. (NASDAQ:CSCO) is the worldwide leader in networking for the Internet. News and information are available at http://www.cisco.com.

                                      # # #

        Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners. This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, acquisition strategy, manufacturing risks, risks associated with the Internet infrastructure, volatility of stock price, financial risk management and future growth subject to risks.